December 29, 2025

Jeffrey Howie
Chief Financial Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

       Re: Williams-Sonoma, Inc.
           Form 10-K for Fiscal Year Ended February 2, 2025
           Form 8-K Furnished on March 19, 2025
           File No. 001-14077
Dear Jeffrey Howie:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2024 Financial Results, page 35

1. Please quantify all factors cited as contributing to variances between periods in your annual and interim period reports. For example (but not all inclusive) in the current annual report, factors cited that are not quantified regarding the change in net revenues in fiscal 2024 from fiscal 2023 include the additional week in fiscal 2024, customer hesitancy towards furniture purchases, offset of strength in non-furniture and seasonal assortments, strategy to reduce promotional activity, collaborations, dorm and baby offerings, seasonal decor, and new product introductions. Refer to
       section III.D of Release No. 33-6835 (501.04 of the staff   s
Codification of Financial
       Reporting Releases). Additionally, describe in annual and interim period reports the underlying reasons associated with factors cited (e.g., customer hesitancy towards furniture purchases),variances described (e.g., changes in channels) and all of the factors described for the change in gross profit margin. Refer to Item 303(b) of
 December 29, 2025
Page 2

       Regulation S-K. Given cost of goods sold appears to be material to your results, consider discussing changes in the components therein that materially contributed to improved gross profit margin. Also, consider stating changes in terms of dollar amounts in addition to percentages so that investors may have a better context of their relative magnitude.
2. On page 35 you disclose decreased revenue in fiscal 2024 for Pottery Barn was due in part to your strategy to reduce promotional activity, whereas on page 40 you disclose increased SG&A in fiscal 2024 was in part due to an increase in advertising expenses.
       Please reconcile these disclosures for us and revise your disclosures as appropriate.
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 42

3. It appears the increase of $82.8 million in cash paid for income taxes, net of refunds, in fiscal 2024 compared to fiscal 2023 is a material item that is not disclosed as a factor in your analysis of changes in operating cash flows. Please discuss all material usages of cash as appropriate. Refer to Item 303(a) and (b) of Regulation S-K.
       Additionally, quantify each variance factor cited in annual and interim period reports.
Form 8-K Furnished on March 19, 2025
Exhibit 99.1
Williams-Sonoma, Inc. announces fourth quarter and fiscal year 2024 results Return on Invested Capital, page 11

4. You make adjustments to both the numerator and denominator in your calculation of
       Return on Invested Capital. As it appears your calculation is not that as typically calculated, it appears you should qualify the label of the measure as "adjusted" or some other appropriate description. Also, please explain the purpose and basis for all adjustments made and disclose what the measure is intended to represent and why your measure provides useful information to investors. Lastly, present this measure calculated using the most directly comparable GAAP measures. Refer to Item
       10(e)(1)(i) of Regulation S-K and the third bullet under Question 102.10(a) and by analogy to Questions 102.02 and 103.01 of the Staff's Compliance and Disclosure
       Interpretations on Non-GAAP Financial Measures.
 December 29, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services